EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-                ) pertaining to the Molina Healthcare, Inc. 2002 Equity Incentive Plan and 2002 Employee Stock Purchase Plan of our report dated February 24, 2006 with respect to the consolidated financial statements of Molina Healthcare, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, and to the incorporation by reference therein of our report dated February 24, 2006, with respect to Molina Healthcare, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Molina Healthcare, Inc., filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

November 6, 2006